UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                    FORM 11-K

                                 ---------------
(MARK ONE)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
OF 1934

For the fiscal year ended December 31, 1997.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM          TO

                         Commission File Number 1-10560

A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

           BENCHMARK ELECTRONICS, INC. 401(K) EMPLOYEE SAVINGS PLAN

B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICER:

                           BENCHMARK ELECTRONICS, INC.
                              3000 TECHNOLOGY DRIVE
                              ANGLETON, TEXAS 77515

==============================================================================

                              REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

1. Statements of Net Assets Available for Plan Benefits as of December 31, 1997 and 1996.

2. Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1997.

3. Item 27(a) - Schedule of Assets Held for Investment Purposes at December 31, 1997

4. Item 27(d) - Schedule of Reportable Transactions for the Year Ended December 31, 1997

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                    BENCHMARK ELECTRONICS, INC.
                                    401(K) EMPLOYEE SAVINGS PLAN

                                    By: /s/ GAYLA J. DELLY
                                            Gayla J. Delly
                                            TREASURER

                                    Date: June 30, 1998

                          BENCHMARK ELECTRONICS, INC.
                          401(K) EMPLOYEE SAVINGS PLAN

                          FINANCIAL STATEMENTS AND SCHEDULES
                          DECEMBER 31, 1997 AND 1996

                          (WITH INDEPENDENT AUDITORS'
                          REPORT THEREON)

                           BENCHMARK ELECTRONICS, INC.
                          401(K) EMPLOYEE SAVINGS PLAN

                                TABLE OF CONTENTS

Independent Auditors' Report

Statements of Net Assets Available for
   Plan Benefits at December 31, 1997 and 1996

Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1997

Notes to Financial Statements

                                                                       SCHEDULES

Item 27(a) - Schedule of Assets Held for Investment Purposes
   at December 31, 1997....................................................1

Item 27(d) - Schedule of Reportable Transactions
   for the Year Ended December 31, 1997....................................2

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Benchmark Electronics, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the Benchmark Electronics, Inc. 401(k) Employee Savings Plan (the
Plan) as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG Peat Marwick LLP

June 1, 1998

                        BENCHMARK ELECTRONICS, INC.
                       401(K) EMPLOYEE SAVINGS PLAN

           STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        December 31, 1997 and 1996

                                                            1997        1996
                                                            ----        ----
Assets:
   Investments, at fair value:
    Principal Mutual Life Insurance Company
     Guaranteed Interest Accounts with
     maturity dates as follows
           1996                                        $      -       222,118
           1997                                            247,777    261,175
           1998                                            233,870    248,665
           1999                                            361,991    390,762
           2000                                            424,544    454,308
                                                        ----------  ---------
                                                         1,268,182  1,577,028
    Pooled Mutual Funds
           Morley Stable Value Fund                      6,229,371        -
           Federated Max-Cap Fund Institutional Class    5,552,087        -
           Fidelity Advisor Growth Opportunities Fund    3,197,503        -
           Franklin Custodian Funds - Income Series      1,640,795        -
           Templeton Foreign Fund                          746,079        -
           Money Market                                     15,965     18,105
           U.S. Stock                                            -    972,494
           International Stock                                   -    217,399
           Bond and Mortgage                                     -     29,365
           Bond Emphasis Balanced                                -     15,291
           Stock Index 500                                       -     89,709
                                                         ---------  ---------
                                                        17,381,800  1,342,363

    Benchmark Electronics, Inc. Common Stock Fund        3,583,878        -

    Participants' notes receivable                         658,605     46,961
                                                        ----------  ---------
         Total investments                              22,892,465  2,966,352
                                                        ----------  ---------

   Receivables:
    Employer contributions                                  45,444     11,747
    Participant contributions                               64,117     23,337
                                                        ----------  ---------
         Total receivables                                 109,561     35,084
                                                        ----------  ---------
         Net assets available for plan benefits        $23,002,026  3,001,436
                                                        ==========  =========

See accompanying notes to financial statements.

                               BENCHMARK ELECTRONICS, INC.
                               401(k) EMPLOYEE SAVINGS PLAN

              Statement of Changes in Net Assets Available for Plan Benefits

                               Year ended December 31, 1997


Additions to net assets attributed to:
    Investment income:
     Interest                                            $           108,483
     Dividends                                                       114,324
     Net gain on sale of investments                               1,084,810
     Net appreciation in fair value of investments                 2,250,744
                                                            -----------------
                                                                   3,558,361
                                                            -----------------
    Contributions:
     Employer                                                        667,657
     Participant                                                   1,740,260
     Rollovers                                                        33,648
                                                            -----------------

                                                                   2,441,565
                                                            -----------------
        Total additions                                            5,999,926

Benefits paid to participants                                     (2,369,086)

Transfer of assets from prior plans                               16,369,750
                                                            -----------------
        Net increase                                              20,000,590


Net assets available for plan benefits:

        Beginning of year                                          3,001,436
                                                            -----------------

        End of year                                      $        23,002,026
                                                            =================


See accompanying notes to financial statements.

                           BENCHMARK ELECTRONICS, INC.
                          401(K) EMPLOYEE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1997 and 1996

(1)   DESCRIPTION OF PLAN

      The following description of the Benchmark Electronics, Inc. 401(k) Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for more complete information.

       (A)  GENERAL

         The Plan is a defined contribution plan covering all employees of Benchmark Electronics, Inc. (the Company), who have one year of service and have attained the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       (B)  CONTRIBUTIONS AND INVESTMENT OPTIONS

         The Plan states that participants may elect to defer up to 17% of their compensation, as defined, provided that the maximum annual additions (which includes employer contributions) do not cause the Plan to exceed the maximum amount allowable as a deduction to the participant under provisions of the Internal Revenue Service Code. Participant contributions will be matched by the Company on a 50% basis, not to exceed 3% of a participant's compensation (referred to as employer contributions).

         Participants may direct all contributions to any of the following investment options.

            Guaranteed Interest Account - Funds are invested in a guaranteed investment contract with Principal Mutual Life Insurance Company (note 5). The underlying assets in the Guaranteed Interest Accounts are invested mostly in private placement bonds, commercial mortgages, and residential mortgages.

            Money Market Fund - Funds are invested in money market instruments.

            Morley Stable Value Fund - Funds are invested in a diversified pool of stable value assets, including investment contracts issued by insurance companies, banks and other financial institutions, to provide a consistent rate of return, while preserving capital and minimizing risk.

            Fidelity Advisor Growth Opportunities Fund - Funds are invested in traditional growth stocks, companies with above-average growth in sales or earnings, plus other opportunities such as special situations, debt securities and cyclicals.

            Federated Max-Cap Fund Institutional Class - Funds are invested in the stocks of large capitalization, primarily domestic companies represented in the S&P 500 stock index.

            Franklin Custodian Funds - Income Series - Funds are invested in a diversified portfolio of securities selected with particular consideration of income production.

            Templeton Foreign Fund - Funds are invested in stocks and debt obligations of companies and governments outside the United States.

            Benchmark  Electronics,   Inc.  Common  Stock  Fund  -  Funds  are
            invested in common stock of the Company.

                                                                     (Continued)

                           BENCHMARK ELECTRONIC, INC.
                          401(k) EMPLOYEE SAVINGS PLAN

       (C)  VESTING

         Participants are immediately vested in their contributions to the Plan plus actual earnings thereon. The Plan provides for a 20% vesting in employer contributions after two years of employment and an additional 20% vesting annually until the participant is 100% vested after six years.

         Nonvested employer contributions are forfeited upon the participant's receipt of a distribution of his/her vested balance. If the participant is subsequently reemployed before incurring five consecutive one-year breaks in service and such participant had received a distribution of his entire vested interest prior to his reemployment, amounts forfeited may be reinstated if the rehired participant repays to the Plan the amounts previously distributed upon his/her prior termination.

       (D)  PARTICIPANTS' NOTES RECEIVABLE

         Upon written application by a participant, the Plan administrator may make loans to participants not to exceed 50% of the participants' 401(k) balance, with a minimum of $1,000. Loans are to be repaid by level monthly payroll deductions of principal plus interest or may be prepaid in full or in part without penalty at any time.

       (E)  ADMINISTRATIVE EXPENSES

         Administrative expenses of the Plan are paid by the Company.

       (F)  PAYMENT OF BENEFITS

         On termination of service, a participant may elect to receive either a lump-sum amount equal to the vested value of his/her account or an annuity with various terms and rates.

       (G)  TERMINATION OF THE PLAN

         Although the Company has not expressed any intent to terminate the Plan, it may do so as provided by the Plan agreement. Following termination of the Plan, each participant shall become fully vested in their participant account.

  (2) SUMMARY OF ACCOUNTING POLICIES

       (A)  BASIS OF FINANCIAL STATEMENTS

         The financial statements of the Plan are prepared under the accrual method of accounting.

       (B)  INVESTMENT VALUATION

         The Plan's investments are stated at fair value. Insurance contracts with Principal Mutual Life Insurance Company (Principal) (note 5) are reported in the accompanying financial statements at fair value as reported by Principal. The common shares of the Company are valued at its quoted market price. Participants' notes receivable are recorded at cost which approximates their fair value. All other investments are stated at fair value, as reported by the trustee.

                                                                     (Continued)

                           BENCHMARK ELECTRONIC, INC.
                          401(k) EMPLOYEE SAVINGS PLAN

       (C)  USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

       (D)  PAYMENT OF BENEFITS

         Benefits are recorded when paid.

  (3) PLAN AMENDMENT

      Effective April 1, 1997, the custodian of the Plan changed from Principal to Chase Bank of Texas National Association (Chase).

  (4) INFORMATION CERTIFIED BY CUSTODIAN

      The financial statements of the Plan are compiled using investment information received from Chase and Principal. The information includes listings of investments (stated at cost and fair value) and a listing of all cash receipts and disbursements of the Plan, together with all other transactions which affect Plan investments. Such information has been certified as complete and accurate by Chase and Principal.

  (5) INSURANCE CONTRACT WITH PRINCIPAL

      Pursuant to the terms of the Plan, the Plan administrator has entered into an insurance contract with Principal, whereby contributions made by the Company are deposited and maintained in Principal's Guaranteed Interest Accounts. The Plan has entered into a five-year guarantee in which the interest rate earned on the commingled investments of the Guaranteed Interest Accounts for the years ending December 31, 1997 and 1996 is guaranteed for the remaining years of the guarantee period.

  (6) FEDERAL INCOME TAX EXEMPTION

      The Internal Revenue Service has determined and informed the Company by a letter dated January 5, 1998, that the Plan and related trust are designed in accordance Section 401(a) of the Internal Revenue Code of 1986 (IRC) and, accordingly, to be entitled to an exemption from federal income taxes under the provisions of Section 501(a). The Plan administrator believes that the Plan is designed, and is currently being operated in compliance with the appropriate IRC sections.

  (7)  TRANSFER OF ASSETS FROM PRIOR PLANS

      During 1997, the net assets of the EMD Technologies, Inc. 401(k) Savings Plan and the Electronics Acquisition, Inc. Employee Stock Ownership Plan (the Prior Plans) were transferred to the Plan and the Prior Plans were terminated.

                                                                     (Continued)

                           BENCHMARK ELECTRONIC, INC.
                          401(k) EMPLOYEE SAVINGS PLAN

  (8) RECONCILIATION OF CHANGE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS REPORTED IN FORM 5500

      Reconciliation of the change in net assets available for plan benefits reported in the accompanying statement to the amount reported to the Internal Revenue Service in the Plan's Form 5500 for the year ended December 31, 1997 is as follows:

         Net change in net assets available for plan benefits reported
            per the Form 5500                                       $20,008,692
         Adjustment in contributions from employer                       (2,892)
         Adjustment in contributions from participants                   (5,210)
         Net change in net assets available for plan benefits

            as reported herein                                      $20,000,590

  (9) INVESTMENTS

      The following table presents investments that represent 5 percent or more of the Plan's net assets as of December 31, 1997:

         Morley Stable Value Fund                         $6,229,371
         Federated Max-Cap Fund Institutional Class        5,552,087
         Benchmark Electronics, Inc. Common Stock Fund     3,583,878
         Fidelity Advisor Growth Opportunities Fund        3,197,503
         Franklin Custodian Funds - Income Series          1,640,795
         Principal Mutual Life Insurance Company
            Guaranteed Interest Accounts                   1,268,182

                                                                     (Continued)

                           BENCHMARK ELECTRONICS, INC.
                          401(K) EMPLOYEE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

(10) STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                    Guaranteed     Guaranteed    Guaranteed    Guaranteed     Guaranteed
                                                     interest       interest      interest      interest       interest
                                                     account        account       account       account        account       Money
                                                     maturing       maturing      maturing      maturing       maturing      Market
                                                       1996           1997          1998          1999          2000         Fund
                                                   ------------- ------------ ------------- ------------- ------------ -------------
   Additions to net assets attributable to:
     Investment income:
   Interest ......................................  $    --          13,219        14,707        22,240        25,959         2,662
   Dividends .....................................       --            --            --            --            --            --
   Net gain on sale of investments ...............       --            --            --            --            --            --
   Net appreciation (depreciation) in
    fair value of investments ....................       --            --            --            --            --            --
                                                    ---------      --------      --------      --------      --------      --------

                                                         --          13,219        14,707        22,240        25,959         2,662
                                                    ---------      --------      --------      --------      --------      --------

  Contributions:

   Employer ......................................       --            --            --            --            --           9,198
   Participant ...................................       --            --            --            --            --          20,984
   Rollovers .....................................       --            --            --            --            --            --
                                                    ---------      --------      --------      --------      --------      --------

                                                         --            --            --            --            --          30,182
                                                    ---------      --------      --------      --------      --------      --------

    Total additions ..............................       --          13,219        14,707        22,240        25,959        32,844

Deductions - benefits paid to participants .......       --          16,778        18,291        31,629        30,467         4,849
                                                    ---------      --------      --------      --------      --------      --------

    Net increase (decrease) prior to

     interfund transfers .........................       --          (3,559)       (3,584)       (9,389)       (4,508)       27,995
    Transfer of assets from prior plans ..........       --            --            --            --            --            --
    Interfund transfers ..........................   (222,118)       (9,839)      (11,211)      (19,382)      (25,256)      (30,135
                                                    ---------      --------      --------      --------      --------      --------

     Net increase (decrease) .....................   (222,118)      (13,398)      (14,795)      (28,771)      (29,764)       (2,140

Net assets available for plan benefits:

    Beginning of year ............................    222,118       261,175       248,665       390,762       454,308        18,105
                                                    ---------      --------      --------      --------      --------      --------

    End of year ..................................  $    --         247,777       233,870       361,991       424,544        15,965
                                                    ---------      --------      --------      --------      --------      --------


(10) STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS (continued)

                                                                Federated     Fidelity       Franklin
                                                   Morley        Max-Cap       Advisor       Custodian               Benchmark
                                                   Stable         Fund         Growth         Funds -    Templeton Electronics, Inc.
                                                    Value      Institutional Opportunities    Income      Foreign      Common
                                                    Fund          Class         Fund          Series       Fund      Stock Fund
                                                ------------   ------------- ------------  ------------ ----------  ------------

   Additions to net assets attributable to:
     Investment income:
   Interest ..................................          -              -            -             -            -             -
   Dividends .................................          -         41,447          324        51,814       20,739             -
   Net gain on sale of investments ...........     74,555        557,031      281,014        89,916       56,955        25,339
   Net appreciation (depreciation) in
    fair value of investments ................    250,683        782,574      121,559       112,681      (88,420)    1,038,989
                                                ---------      ---------    ---------     ---------    ---------    ----------
                                                  325,238      1,381,052      402,897       254,411      (10,726)    1,064,328
                                                ---------      ---------    ---------     ---------    ---------    ----------
  Contributions:

   Employer ..................................    162,978        113,810      146,546        45,610       48,802        51,524
   Participant ...............................    417,592        327,052      419,173       122,635      139,545       137,205
   Rollovers .................................      5,850            948       19,806           379          190         6,475
                                                ---------      ---------    ---------     ---------    ---------    ----------
                                                  586,420        441,810      585,525       168,624      188,537       195,204
                                                ---------      ---------    ---------     ---------    ---------    ----------

    Total additions ..........................    911,658      1,822,862      988,422       423,035      177,811     1,259,532

Deductions - benefits paid to participants ...  1,102,979        463,207       61,515       173,091       11,809       317,020
                                                ---------      ---------    ---------     ---------    ---------    ----------


    Net increase (decrease) prior to
     interfund transfers .....................   (191,321)     1,359,655      926,907       249,944      166,002       942,512
    Transfer of assets from prior plans ......  3,682,563      4,429,073    4,051,877     1,531,114            -     2,362,719
    Interfund transfers ......................  2,738,129       (236,641)  (1,781,281)     (140,263)     580,077       278,647
                                                ---------      ---------    ---------     ---------    ---------    ----------
     Net increase (decrease) .................  6,229,371      5,552,087    3,197,503     1,640,795      746,079     3,583,878

Net assets available for plan benefits:

    Beginning of year ........................          -              -            -             -            -             -
                                                ---------      ---------    ---------     ---------    ---------    ----------
    End of year ..............................  6,229,371      5,552,087    3,197,503     1,640,795      746,079     3,583,878
                                                =========      =========    =========     =========    =========    ==========



(10) STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS (continued)


                                                                                                 Bond
                                                       U.S.        International   Bond and    Emphasis      Stock     Participants'
                                                       Stock           Stock       Mortgage    Balanced    Index 500      Notes
                                                       Fund            Fund          Fund        Fund         Fund      Receivable
                                                ---------------- -------------- ----------- ------------ ----------- -------------

   Additions to net assets attributable to:
     Investment income:
   Interest ..................................               -              -           -            -           -        29,696
   Dividends .................................               -              -           -            -           -             -
   Net gain on sale of investments ...........               -              -           -            -           -             -
   Net appreciation (depreciation) in
    fair value of investments ................          22,567          9,345        (129)      (1,579)      2,474             -
                                                     ---------      ---------   ---------    ---------   ---------    ----------

                                                        22,567          9,345        (129)      (1,579)      2,474        29,696
  Contributions:

   Employer ..................................          27,918         11,597       3,180        2,455      10,342             -
   Participant ...............................          57,207         20,988       7,747        5,256      24,096             -
   Rollovers .................................               -              -           -            -           -             -
                                                     ---------      ---------   ---------    ---------   ---------    ----------
                                                        85,125         32,585      10,927        7,711      34,438             -
                                                     ---------      ---------   ---------    ---------   ---------    ----------
    Total additions ..........................         107,692         41,930      10,798        6,132      36,912        29,696

Deductions - benefits paid to participants ...          77,653         16,717         867          462       4,271        37,481
                                                     ---------      ---------   ---------    ---------   ---------    ----------
    Net increase (decrease) prior to
     interfund transfers .....................          30,039         25,213       9,931        5,670      32,641        (7,785)
    Transfer of assets from prior plans ......               -              -           -            -           -       312,404
    Interfund transfers ......................      (1,002,533)      (242,612)    (39,296)     (20,961)   (122,350)      307,025
                                                     ---------      ---------   ---------    ---------   ---------    ----------
     Net increase (decrease) .................        (972,494)      (217,399)    (29,365)     (15,291)    (89,709)      611,644

Net assets available for plan benefits:

    Beginning of year ........................         972,494        217,399      29,365       15,291      89,709        46,961
                                                     ---------      ---------   ---------    ---------   ---------    ----------

    End of year ..............................               -              -           -            -           -       658,605
                                                     =========      =========   =========    =========   =========    ==========



(10) STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS (continued)

                                                                       Total at
                                                       Receivables       1997
                                                      -------------  -----------

   Additions to net assets attributable to:
     Investment income:
   Interest .......................................          --          108,483
   Dividends ......................................          --          114,324
   Net gain on sale of investments ................          --        1,084,810
   Net appreciation (depreciation) in
    fair value of investments .....................          --        2,250,744
                                                        ---------     ----------
                                                             --        3,558,361
                                                        ---------     ----------
  Contributions:

   Employer .......................................        33,697        667,657
   Participant ....................................        40,780      1,740,260
   Rollovers ......................................          --           33,648
                                                        ---------     ----------
                                                           74,477      2,441,565
                                                        ---------     ----------
    Total additions ...............................        74,477      5,999,926

Deductions - benefits paid to participants ........          --        2,369,086
                                                        ---------     ----------

    Net increase (decrease) prior to
     interfund transfers ..........................        74,477      3,630,840
    Transfer of assets from prior plans ...........          --       16,369,750
    Interfund transfers ...........................          --             --
                                                        ---------     ----------
     Net increase (decrease) ......................        74,477     20,000,590

Net assets available for plan benefits:

    Beginning of year .............................        35,084      3,001,436
                                                        ---------     ----------
    End of year ...................................       109,561     23,002,026

                                                                      SCHEDULE 1

                           BENCHMARK ELECTRONICS, INC.

                          401 (K) EMPLOYEE SAVINGS PLAN

          ITEM 27(A) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 1997

                                                                                                       CURRENT
  IDENTITY OF ISSUER                             DESCRIPTION OF INVESTMENT                 COST         VALUE
  ------------------                             -------------------------                 ----         -----
Principal Mutual Life Insurance Co.         Guaranteed Interest Account, due 1997           247,777       247,777
Principal Mutual Life Insurance Co.         Guaranteed Interest Account, due 1998           233,870       233,870
Principal Mutual Life Insurance Co.         Guaranteed Interest Account, due 1999           361,991       361,991
Principal Mutual Life Insurance Co.         Guaranteed Interest Account, due 2000           424,544       424,544
Chase Bank of Texas, National Association   Morley Stable Value Fund                      5,975,504     6,229,371
Chase Bank of Texas, National Association   Federated Max-Cap Fund Institutional Class    4,752,456     5,552,087
Chase Bank of Texas, National Association   Fidelity Advisor Growth Opportunities Fund    3,038,465     3,197,503
Chase Bank of Texas, National Association   Franklin Custodian Funds - Income Series      1,528,365     1,640,795
Chase Bank of Texas, National Association   Templeton Foreign Fund                          833,098       746,079
Chase Bank of Texas, National Association   Money Market Fund                                15,965        15,965
Benchmark Electronics, Inc.                 Common Stock Fund                             2,927,682     3,583,878
Participants' notes receivable (rates range from 6.63% to 11.00%
   at December 31, 1997, maturing in years 1998 through 2006)                               658,605       658,605
                                                                                      ------------- -------------
                                                                                      $  20,998,322    22,892,465
                                                                                      ============= =============

See accompanying independent auditors' report.

                                                                      SCHEDULE 2

                           BENCHMARK ELECTRONICS, INC.
                          401 (K) EMPLOYEE SAVINGS PLAN

                ITEM 27(D) - SCHEDULE OF REPORTABLE TRANSACTIONS

                          Year ended December 31, 1997

                                                                                   CURRENT
                                                                                   VALUE OF
                                                                                   ASSET ON
IDENTITY OF PARTY      DESCRIPTION                PURCHASE    SELLING    COST     TRANSACTION   NET
    INVOLVED            OF ASSET                   PRICE       PRICE   OF ASSETS     DATE      GAIN
    --------            --------                   -----       -----   ---------     ----      ----
Morley Capital      Morley Stable Value
   Management        Fund                       $  956,281  2,922,013  2,849,409  2,922,013   72,604

Federated           Federated Max-Cap Fund
   Management        Institutional Class         1,740,443  1,917,175  1,548,170  1,917,175  369,005

Fidelity Management Fidelity Advisor Growth
   & Research        Opportunities Fund          2,414,865    385,703    316,062    385,703   69,641

Franklin Advisers,  Franklin Custodian Funds -
   Inc               Income Series                 640,326    840,552    799,232    840,552   41,320

Templeton Global    Templeton Foreign Fund         663,478     92,720     90,404     92,720    2,316
   Advisors Limited

Benchmark           Common Stock Fund            1,344,842  1,187,166  1,162,673  1,187,166   24,493
   Electronics, Inc.

Principal Mutual    Pooled Separate Account -
    Insurance Co.    U.S. Stock                      --       977,141    977,141    977,141     --

Principal Mutual    Pooled Separate Account -
    Insurance Co.    International Stock             --       261,426    261,426    261,426     --
                                                =========  =========  =========   ========  =======

(1) Reportable transactions are transactions or series of transactions in excess of 5% of the current value of plan assets at the beginning of the year and are defined in 29 CFR 2520.103-6 of the Department of Labor's Rules and Regulations.

See accompanying independant auditors' report.

                         CONSENT OF INDEPENDENT AUDITORS

The Board of Directors
Benchmark Electronics, Inc.:

    We consent to incorporation by reference in the registration statement on Form S-8 (No. 333-28997) of Benchmark Electronics, Inc. of our report dated June 1, 1998, related to the statements of net assets available for plan benefits of the Benchmark Electronics, Inc. 401(k) Employee Savings Plan as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997, and all related schedules, which report appears in the December 31, 1997 annual report on Form 11-K of Benchmark Electronics, Inc. 401(k) Employee Savings Plan.

                              KPMG PEAT MARWICK LLP

Houston, Texas
June 29, 1998